Exhibit 12.1

	Nine Months Ended, September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings
Earnings (loss) before income taxes	$678	$1,114	$1,031	$881	$917	$558
Fixed charges	161	220	225	222	231	256

	$839	$1,334	$1,256	$1,103	$1,148	$814

Fixed charges
Portion of rents representative of the interest factor	39	$59	$60	$57	$54	$57
Interest on indebtedness	118	155	160	159	172	193
Amortization of debt financing fees	4	6	5	6	5	6

	$161	$220	$225	$222	$231	$256

Ratio of earnings to fixed charges	5.2	6.1	5.6	5.0	5.0	3.2